June 17, 2008

VIA FEDERAL EXPRESS AND EMAIL

Karen Garnett, Esq.
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E
Washington, D.C. 20549

Re:	Bonds.com Group, Inc. Registration Statement on Form S-1 (File No. 333-148398) - Request for Return of Supplemental Information Pursuant to Rule 418

Dear Ms. Garnett:

Our client, Bonds.com Group, Inc. (the “Company”), in response to Comment #13 in the Staff’s comment letter dated May 7, 2008, provided a certified shareholder list of the Company (the “Shareholder List”) with its response letter dated May 27, 2008.

Please be advised that this information was provided solely for the benefit of the Staff to assist in its understanding of how the total number of shares reported as beneficially owned in the Selling Shareholder and Principal Beneficial Owners tables could exceed the actual number of shares of the Company’s common stock issued and outstanding.

Therefore, we hereby request, on behalf of the Company, that the Shareholder List not be filed with nor deemed part of or included in the above-referenced Registration Statement. In furtherance thereof, we hereby request that the Shareholder List be returned to the Company in the stamped addressed envelope enclosed herewith. The Company requests that the Staff honor its request for the following reasons:

● The return of the Shareholder List is consistent with the protection of investors, since investors do not need to know the identities of shareholders other than those persons identified as directors, named executive officers and holders of 5% or more of the Company’s shares of common stock, in the prospectus included in the Registration Statement. The prospectus also discloses the total number of shares of common stock outstanding.

● The return of the Shareholder List is consistent with the provisions of the Freedom of Information Act, since it is not the type of information that is normally made available to the public and, as described above, is not necessary for the protection of investors.

● The Shareholder List was not filed in electronic format.

Ms. Karen Garnett
June 17, 2008

If there are any questions or inquiries with respect to the above request, please contact the undersigned at (212) 869-7000.

Very truly yours, /s/ Scott M. Miller Scott M. Miller

cc: Stacie Gorman, Esq. (via Federal Express only)